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                                                               EXHIBIT 99(g)(2)

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
-----------------------------------x     Index No. 97-
                                   :     Purchased & Filed:
7547 PARTNERS                      :
                                   :     Plaintiff designates
                 Plaintiff,        :     New York County as
                                   :     the place for trial
        -against-
                                   :     The basis of venue is
PIERRE CHAREYRE, JOHN B. FRASER,   :     Rexel, Inc.'s state of
GUILLES GUINCHARD, ERIC LOMAS,     :     incorporation
ALAIN REDNEUIL, GARY R. GENTLES,   :
AUSTIN LIST, GERALD E. MORRIS,     :
NICOLAS SOKOLOW, SERGE WEINBERG    :     Plaintiff resides in
and REXEL, INC.,                   :     Florida
                                   :
                 Defendants.       :     S U M M O N S
-----------------------------------x     -------------

To the above named defendants:





      YOU ARE HEREBY SUMMONED to answer the complaint [illegible] action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiff's Attorneys within 20 days after service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

Dated:  August 29, 1997
Defendants' address:

150 Alhambra Circle
Coral Gables, Florida 33134

                                        WECHSLER HARWOOD
                                          HALEBIAN & FEFFER LLP
                                        Attorneys for Plaintiff
                                        805 Third Avenue
                                        New York, New York 10022
                                        (212) 935-7400
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SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

7547 Partners,
----------------------------------x          Index No.
                       Plaintiff, :
                                  :
          - against -             :
PIERRE CHAREYRE, JOHN B. FRASER,  :          CLASS ACTION COMPLAINT
GILLES GUINCHARD, ERIC LOMAS,     :          ----------------------
ALAIN REDNEUIL, GARY R. GENTLES,  :
AUSTIN LIST, GERALD E. MORRIS,    :          JURY TRIAL DEMAND
NICOLAS SOKOLOW, SERGE WEINBERG,  :          -----------------
and REXEL, INC.,                  :
                                  :
                       Defendants.:
----------------------------------x

        Plaintiff, by its undersigned attorneys, for its complaint against defendants, alleges upon information and belief, except as to paragraph 4 which is alleged upon knowledge, as follows:

                             NATURE OF THE ACTION
                             --------------------

        1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of Rexel, Inc. ("Rexel" or the "Company") and who are similarly situated, for injunctive relief and compensatory damages. Plaintiff seeks the injunctive relief herein, inter alia, to enjoin the consummation of an acquisition offer (the "Offer")
----- ----
announced by Rexel S.A., Rexel's controlling parent, to acquire the Company for $19.50 per share in cash. Alternatively, in the event that the transaction is consummated, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the director defendants (as defined below). The proposed transaction and the acts of the Rexel director defendants, as more particularly
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alleged herein, constitute a breach of the defendants' fiduciary duties to the plaintiff and the class and a violation of applicable legal standards governing the defendants herein.

        2. The offer is being advanced through unfair procedures and the consideration offered is an unfair price and does not constitute a maximization of stockholder value.

        3. The director defendants' authorization to pursue the transaction was given in breach of the director defendants' fiduciary duties owed to Rexel's shareholders to take all necessary steps to ensure that the shareholders will receive the maximum value realizable for their shares in any acquisition of the Company. In the context of this action, the Board, having expressed a willingness to consider an offer to purchase Rexel, must take all reasonable steps to assure the maximization of stockholder value, including the implementation of a bidding mechanism to foster a fair auction of the Company to the highest bidder or the exploration of strategic alternatives which will return greater or equivalent short-term value to the plaintiff and the class.


                                  THE PARTIES
                                  -----------

        4. Plaintiff at all relevant times has been the owner of Rexel common stock.

        5. Rexel is a corporation duly organized and existing under the laws of the State of New York. Rexel distributes electrical equipment and parts and supplies such as wire cable, wiring devices, safety switches, breakers, lamps, fuses and other

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related products. Rexel maintains its principal executive offices at 150
Alhambra Circle, Ste. 900, Coral Gables, Florida 33134. Rexel has approximately
25.7 million shares of common stock outstanding and thousand of shareholders of record. Rexel's stock trades over the New York Stock Exchange ("NYSE").

        6. Defendant Pierre Chareyre ("Chareyre") is a director of the Company.

        7. Defendant Gilles Guinchard ("Guinchard") is the President, Chief Executive Officer, and a director of Rexel.

        8. Defendant Eric Lomas ("Lomas") is Chairman of the Board and a director of Rexel.

        9. Defendants John B. Fraser, Alain Redhneuil, Gary R. Gentles, Austin List, Gerald E. Morris, Nicholas Sokolow, and Serge Weinberg are directors of Rexel.

        10. The defendants named in paragraphs 6 through 9 are hereinafter referred to as the "Individual Defendants."

        11. The individual director defendants, by reason of their corporate directorship and/or executive positions, are fiduciaries to and for the Company's shareholders, which fiduciary relationship requires them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company's shareholders.

        12. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in his/her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part

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of the unlawful acts, plans, schemes, or transactions complained of herein.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

        13. Plaintiff brings this case in its own behalf and as a class action, pursuant to CPLR (S)(S) 901, on behalf of all shareholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who will be threatened with injury arising from defendants' actions as is described more fully below (the "Class").

        14. This action is properly maintainable as a class action.

        15. The Class is so numerous that joinder of all members is impracticable. There are hundreds of shareholders who hold the approximately
25.7 million shares of Rexel common stock outstanding. The disposition of their claims in a class action will be of benefit to the parties and the Court. The record holders of the Company's securities can be easily determined from the stock transfer journals maintained by Rexel or its agents.

        16. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this action as a class action. The likelihood of individual class members prosecuting separate claims is remote.

        17. There is a well-defined community of interest in the questions of law and fact involved affecting the member of the

                                       4
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Class. Among the questions of law and fact which are common to the Class, which predominate over questions affecting any individual class member are, inter
                                                                      -----
alia, the following:
----
                (a) whether the proposed transaction is grossly unfair to the public shareholders of Rexel;

                (b) whether defendants willfully and wrongfully failed to maximize shareholder value through an adequate auction or market check process;

                (c) whether defendants have breached or aided and abetted the breach of the fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

                (d) whether plaintiff and the other members of the Class would be irreparably damaged were the transaction complained of herein consummated;

        18. Plaintiff is a member of the Class and is committed to prosecuting this action. Plaintiff has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of other members of the Class, and plaintiff has the same interests as the other members of the Class. Plaintiff does not have interests antagonistic to or in conflict with those he seeks to represent. Plaintiff is an adequate representative of the Class.

        19. The likelihood of individual class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and

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magnitude. Absent a class action, defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for their wrongs alleged herein. There are no difficulties likely to be encountered in the management of the Class claims. This Court is an appropriate forum for this dispute.


                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

        20. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme and/or aiding and abetting one another in total disregard of their fiduciary duties, are attempting to deceive the plaintiff and the Class and deprive them unfairly of their investment in Rexel.

        21. On August 29, 1997, defendants announced that the Board of Directors of Rexel had agreed to consider a proposal from Rexel S.A. to acquire the Company's outstanding shares held by the public for $19.50 per share in cash.

        22. The consideration proposed to be paid to the Rexel public shareholders in the proposed transaction is grossly unfair, inadequate, and substantially below the fair or inherent value of the Company. The intrinsic value of the equity of Rexel is materially greater than the price being offered, taking into account Rexel's asset value, its expected growth, and the strength of its business.

        23. The proposed transaction price is not the result of arm's-length negotiations and but was fixed arbitrarily by

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defendants and part of the unlawful plan and scheme to obtain the ownership of
Rexel at the lowest possible price.

          24. Additionally, defendants, in violation of their fiduciary obligations to maximize stockholder value, have not seriously considered other potential purchases of Rexel or its stock in a manner designed to obtain the highest possible price for Rexel public shareholders.

          25. The proposed transaction is wrongful, unfair, and harmful to Rexel shareholders, and represents an attempt by Rexel S.A. to aggrandize its financial position and interests and to enrich itself, at the expense of and to the detriment of the public shareholders of the Company. The proposed transaction will deny class members their right to share proportionately in the true value of Rexel's valuable assets, profitable business, and future growth in profits and earnings, while usurping the same for the benefit of the defendants at an unfair and inadequate price.

          26. In order to give the appearance of adequate value, the Board of Directors appointed a Special Committee.

          27. By reason of the foregoing, defendants herein have willfully participated in unfair dealing toward the plaintiff and the other members of the Class and have engaged in and substantially assisted and aided and abetted each other in breach of the fiduciary duties owed by them to the Class.

          28. Defendants have violated fiduciary and other common law duties owed to the plaintiff and the other members of the Class in that they have not and are not exercising independent business

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judgment, have acted and are acting to the detriment of the Class in order to benefit themselves and/or their colleagues.

         29. As a result of the action of defendants, plaintiff and the Class have been and will be damaged in that they have been deceived, are the victims of unfair dealing, and are not receiving the fair value of Rexel's assets and businesses.

         30. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to enrich themselves by excluding the Class from its fair proportionate share of Rexel's valuable assets and businesses, all to the irreparable harm of the Class.

         31. The plaintiff and the Class have no adequate remedy of law.

         WHEREFORE, plaintiff prays for judgment and relief as follows:

            (a) declaring that this lawsuit is properly maintainable as a class action and certifying the plaintiff as proper representative of the Class;

            (b) declaring that the defendants and each of them have committed or aided and abetted a gross abuse of trust and have breached their fiduciary duties to the plaintiff and the other members of the Class;

            (c) preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons

                                       8
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acting under, in concert with, or for them, from proceeding with, consummating or closing the transaction;

              (d) in the event the transaction is consummated, rescinding it and setting it aside;

              (e) ordering defendants to permit a shareholders committee comprising of class members and the representatives only to ensure a fair procedure, adequate procedural safe-guards, and independent input by plaintiff and the Class in connection with any transaction for the shares of Rexel;

              (f) awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

              (g) awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

              (h) granting such other and further relief as may be just and proper.

Dated: August 29, 1997
                                               WECHSLER HARWOOD HALEBIAN
                                               & FEFFER, P.A.
                                               805 Third Avenue
                                               New York, New York 10022
                                               (212) 935-7400
                                               Attorneys for Plaintiff


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